[Dechert LLP Letterhead]

July 16, 2009

VIA ELECTRONIC TRANSMISSION

Mr. Michael Kosoff, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4464

Re:	Hartford HLS Series Fund II, Inc. - Registration Statement on Form N-14

(File No. 333-159997)

Dear Mr. Kosoff:

This letter responds to comments you provided in our telephonic discussion on Wednesday, July 8, 2009, in connection with your review of the registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), filed on behalf of Hartford HLS Series Fund II, Inc. (the “Registrant”) on June 16, 2009. The Registration Statement was filed in connection with the proposed reorganization in which Hartford Growth Opportunities HLS Fund (the “Acquiring Fund”), a series of the Registrant, will acquire all of the assets of Hartford LargeCap Growth HLS Fund (the “Acquired Fund”), a separate series of the Registrant, in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund. We have either responded to your questions/comments on behalf of the Registrant or have described how the Registrant will address your comments in a Post-Effective Amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the 1933 Act.

Responses to Comments

The responses to your comments below are numbered according to the order in which you provided such comments. Capitalized terms have the same meaning as defined in the Registration Statement.

1.	Comment: Please include the number of issued and outstanding shares of the Acquired Fund as of the Record Date by each class of shares.
Response:	We have revised the disclosure consistent with this comment.
2.	Comment: In the “Summary” section, please discuss the primary federal tax and other consequences of the proposed transaction to the security holders.
Response:	We have revised the disclosure consistent with this comment.
3.

Comment:        Please explain supplementary why the signature of the Secretary of the Registrant has been placed immediately before the “More Information Regarding the Funds” section. The signature block’s placement gives the appearance that the information that follows the signature block is less important to a shareholder.

Response:     The Registrant believes that the signature of the Secretary of Registrant has been properly placed in the Proxy Statement. The Registrant believes that the signature comes at a natural breakpoint in the Proxy Statement, and that the placement of the signature is not suggestive of a lack of importance of the information that follows.

4.	Comment: Under the “Class IB Shares Distribution Plan” section, please consider removing the discussion of the Money Market HLS Fund.

Response:     The disclosure concerning the Money Market HLS Fund is consistent to the discussion concerning additional compensation to servicing institutions, and would be relevant to a shareholder of the Acquired Fund.

5.

Comment:        The disclosure states that HL Advisors will bear all costs associated with the Reorganization, except for brokerage fees and brokerage expenses. Please further clarify what types of brokerage expenses will be accrued in connection with the Reorganization.

Response:	We have revised the disclosure consistent with this comment.

6.	Comment:	Please file Tandy representations.
Response:	The Registrant will file the Tandy representations as requested.

Please do not hesitate to contact me at (212) 641-5691 with any additional questions or comments.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

cc:	Michael Phillips

John V. O’Hanlon